Hotels By Day
Profit and Loss
January - June, 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Total
Income							
Services	27,931	41,581	33,402	32,723	23,919	41,065	200,620
Total Income	**27,931**	**41,581**	**33,402**	**32,723**	**23,919**	**41,065**	**200,620**
Gross Profit	**27,931**	**41,581**	**33,402**	**32,723**	**23,919**	**41,065**	**200,620**
Expenses							
Advertising & Marketing							0
Agency	1,714	1,422	242	1,042	2,429	665	7,514
Banners		244	319		220		783
Content	1,110	692	3,111	252	499	606	6,270
Events						99	99
Gifts	553		428	588	417	130	2,115
Marketing Contractors	2,360	2,400	2,450	2,552	2,000	2,463	14,225
Print						246	246
Promos			187	449			636
SEM	2,041	3,622	3,864	4,615	3,973	4,274	22,388
TV, Press, Radio	519	519	519				1,557
Total Advertising & Marketing	**8,296**	**8,898**	**11,120**	**9,498**	**9,537**	**8,482**	**55,832**
Bank Charges & Fees	-93	788	655	206	1,061	6,065	8,682
Contractors	5,005	18,178	7,116	14,255	13,464	11,133	69,152
Recruiting	3,092	2,524	2,165	1,000			8,781
Technology	5,535	4,059	1,535	8,712	10,909	6,079	36,829
Total Contractors	**13,632**	**24,760**	**10,816**	**23,967**	**24,373**	**17,212**	**114,761**
Cost of Goods Sold					1,061	444	1,505
Dues & subscriptions	900	10	492	2,296	916	952	5,566
Gross Payroll			1,014	1,087	1,087	1,087	4,275
Insurance			156				156
Legal & Professional Services		3,380		2,150	2,000	1,000	8,530
Legal Settlement			10,000				10,000
Total Legal & Professional Services	**0**	**3,380**	**10,000**	**2,150**	**2,000**	**1,000**	**18,530**
Meals & Entertainment	66	433	311	251	490	753	2,304
Office Supplies & Expenses		35		76	365	214	690
GoDaddy	31		162				194
Software & Services	1,936	1,683	6,350	1,384	2,973	904	15,229
Total Office Supplies & Expenses	**1,967**	**1,717**	**6,513**	**1,460**	**3,338**	**1,118**	**16,113**
Payroll Admin Fee			0		56	56	111
Payroll Taxes			272	306	306	306	1,191
Rent & Lease	1,753	2,793	2,957	3,083	2,993	3,003	16,582
Repairs & Maintenance				98			98
Revenue Share	61	42	179	201	20	403	907
Shipping & Freight		100	12		79		191
Taxes & Licenses	100		175	18			293
Travel						233	233

Air					800	192	992
Conference	360		318		4,070	230	4,977
Lodging					123	856	980
Transportation		830	1,094	122	1,032	773	3,851
Total Travel	**360**	**830**	**1,412**	**122**	**6,025**	**2,283**	**11,032**
Utilities	131	157	144	130	176	71	808
Total Expenses	**27,174**	**43,907**	**46,227**	**44,875**	**53,516**	**43,237**	**258,936**
Net Operating Income	**757**	**-2,327**	**-12,825**	**-12,152**	**-29,597**	**-2,172**	**-58,315**
Net Income	**757**	**-2,327**	**-12,825**	**-12,152**	**-29,597**	**-2,172**	**-58,315**